FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company:

Hammerhead Energy Inc. ("Hammerhead" or the "Company")

Suite 2700, 525-8th Avenue S.W.

Calgary, Alberta T2P 1G1

2. Date of Material Change:

June 5, 2023

3. News Release:

A news release setting out information concerning the material change described in this report was issued by the Company on June 5, 2023 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Company is a reporting issuer in the normal course of dissemination. The news release was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under the Company's issuer profiles on www.sedar.com and www.sec.gov, respectively.

4. Summary of Material Change:

On June 5, 2023, the Company announced that it had directed Computershare Investor Services Inc. (the "Depositary") to take up 12,852,235 warrants ("Warrants") to purchase Class A common shares ("Common Shares") of Hammerhead and that Hammerhead will pay a price of US$1.00 per Warrant (the "Purchase Price") under the Company's offer to purchase for cancellation up to US$20,000,000 of Warrants (the "Offer"), which expired at 5:00 p.m. (Eastern Daylight Time) on June 2, 2023.

5. Full Description of Material Change:

5.1 Full Description of Material Change

On June 5, 2023, the Company announced that it had directed the Depositary to take up 12,852,235 Warrants at the Purchase Price.  On the same day, Hammerhead paid US$12,852,235 to the Depositary for the purchase of such Warrants, to make payments to the holders thereof in accordance with the terms of the Offer and applicable law.

The Warrants taken up for payment under the Offer represented approximately 45% of the total number of Hammerhead's issued and outstanding Warrants as at the time the Offer was commenced on April 27, 2023.  Immediately following completion of the Offer, 15,697,756 Warrants and 91,049,197 Common Shares were issued and outstanding.

On April 27, 2023, the formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (collectively, the "Offer Documents") containing the terms and conditions of the Offer, instructions for tendering Warrants, and the factors considered by Hammerhead's Audit Committee and Board of Directors in determining to approve the Offer, including that the Offer would simplify the Company's capital structure and reduce the potential dilution to shareholders that may result from any future exercise of the Warrants, while promoting shareholder confidence and maximizing value for existing shareholders, were mailed to registered holders of Warrants and filed with the applicable securities regulators in Canada. In addition, among other things, the Offer Documents included in their entirety a copy of the formal valuation of the Warrants obtained by the Company under the supervision of the independent members of Hammerhead's Audit Committee in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), disclosure of every prior valuation (within the meaning of MI 61-101), the review and approval process adopted by Hammerhead's Board of Directors and Audit Committee in connection with the Offer, and the interests of interested parties (within the meaning of MI 61-101) in the Offer. The Offer Documents are available free of charge on SEDAR at www.sedar.com. A tender offer statement on Schedule TO, as amended, including the formal offer to purchase, letter of transmittal for registered holders of Warrants and related documents, was filed by Hammerhead with the United States Securities and Exchange Commission and is available on EDGAR at www.sec.gov.

R5 HHR FS Holdings LLC ("R5"), an affiliate of Hammerhead's principal shareholder, Riverstone Global Energy and Power Fund V (Cayman), L.P. and certain of its direct and indirect wholly-owned subsidiaries (the "Riverstone Fund V Entities") tendered 12,737,500 Warrants pursuant to the Offer. The total gross proceeds received by R5 in connection with the Offer was US$12,737,500.  Prior to the commencement of the Offer, R5 owned 12,737,500 Warrants which represented 44.6% of the Warrants that were issued and outstanding prior to the commencement of the Offer. Immediately following the take-up and payment of the Warrants by Hammerhead under the Offer, R5 ceased to own any Warrants.

The purchase of the 12,737,500 Warrants under the Offer from the Riverstone Fund V Entities is a "related party transaction" for the purposes of MI 61-101 as such persons are "related parties" of the Company for purposes of MI 61-101 by virtue of their ownership of or control over, directly or indirectly, 78,197,457 Common Shares representing approximately 86.0% of the outstanding Common Shares as at June 5, 2023. The Company has relied upon the exemption to obtain minority approval of such related party transaction set forth in paragraph 5.7(a) of MI 61-101, as neither the fair market value of such persons' Warrants, nor the fair market value of the aggregate purchase price paid for such Warrants, exceeded 25% of the Company's market capitalization (determined in accordance with MI 61-101).

5.2 Disclosure for Restructuring Transactions

Not Applicable.

6. Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

For further information, please contact:

Michael Kohut

Senior Vice President and Chief Financial Officer

Telephone: 403-930-0560

9. Date of Report:

June 15, 2023.